GOLDEN GLOBAL CORP.

22106 Montebello Drive

Boca Raton, FL 33433

April 15, 2016

Mail Stop 3561

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C.

Attention:	Jonathan Burr
David Link

		Re:	Golden Global Corp. (“Registrant”)
Preliminary Information Statement on Schedule 14C
Filed March 18, 2016
File No. 000-54528

Gentlemen:

Reference is made to the Staff’s comment letter dated March 31, 2016 with respect to the above referenced filing. As discussed telephonically with the Staff earlier today, Registrant, following a recent “change in control” reported on a Current Report on Form 8-K, is in the process in becoming current in its filings under the Securities Exchange Act of 1934, as amended, which were the essence of the comments set forth in the Staff’s March 31, 2016 letter. In that regard, on April 14, 2016, Registrant filed its delinquent Annual Report on Form 10-K for the fiscal year ended June 30, 2015 with the Commission and anticipates becoming current in the balance of its filings on or before April 29, 2016, at which time, Registrant will file a formal response to the Staff’s March 31, 2016 letter. In light of the forgoing, Registrant respectfully requests an extension until April 29, 2016 to file a formal response to the Staff’s comment letter.

Please feel free to contact our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, P.L.L.C at 305.358.5100 if you have any questions with respect to the foregoing.

Very truly yours,

GOLDEN GLOBAL CORP.

By:	/s/ Erik Blum
Erik Blum
Chief Executive Officer